EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIBIARIES

	Nine Months ended
	February 29,	February 28,	Year Ended May 31,
In thousands except ratios	2008	2007	2007	2006	2005	2004	2003
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$ 61,853	$104,601	$150,491	$ (8,814)	$62,255	$59,096	$40,650
Fixed charges	25,291	25,707	32,515	38,929	30,044	31,240	21,058
Amortization of capitalized interest	825	825	1,100	1,100	1,100	1,100	1,100
Less: Interest capitalized	(20,764)	(8,109)	(12,855)	(1,526)	--	--	--

Adjusted earnings	$ 67,205	$123,024	$171,251	$29,689	$93,399	$91,436	$62,808

Fixed charges
Interest expensed and capitalized	$ 19,859	$ 20,534	$ 25,574	$31,229	$21,824	$21,012	$11,025
Net amortization of debt discount, premium and issuance expense	905	1,049	1,355	1,452	1,709	3,090	3,802
Interest portion of rent expense	4,527	4,124	5,586	6,248	6,511	7,138	6,231

Total fixed charges	$ 25,291	$ 25,707	$ 32,515	$38,929	$30,044	$31,240	$21,058

Ratio of earnings to fixed charges	2.66	4.79	5.27	.76	3.11	2.93	2.98

Deficiency of earnings to cover fixed charges	$ --	$ --	$ --	$ 9,240	$ --	$ --	$ --